SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BOEING DELIVERY UPDATE

NOW EXPECT ONLY 40 OF 57 B737 DELIVERIES FOR PEAK S24

Ryanair, Europe's No.1 airline, today (Fri 1 Mar) confirmed that Boeing now expect to deliver just 40 of the 57 planned B737-MAX8200 aircraft that were due to be delivered to Ryanair before the end of June 2024. Ryanair's current S24 schedule was based on receiving a minimum of 50 B737 aircraft, and Ryanair will now have to reduce approx. 10 aircraft lines of flying for the peak summer months of Jul, Aug and Sept. This will cause some minor schedule changes in the context of Ryanair's 600 aircraft fleet and will reduce frequencies on existing routes rather than cutting new routes.

Ryanair has already implemented these schedule cuts at some of its higher cost airports, most notably Dublin, Milan Malpensa, Warsaw Modlin and 4 Portuguese airports where costs are rising faster than inflation in 2024. All affected passengers have already received schedule change notifications offering them alternative flight times or full refunds if they prefer.

Ryanair regrets these further 10 Boeing delivery delays and expects that these further S24 schedule changes will reduce FY March 2025 traffic to just under 200m passengers compared to an original target of 205m. Ryanair will now work with Boeing to accept aircraft deliveries during the peak months of Jul, Aug and Sept 2024, but given these delivery uncertainties, it will be unable to put these aircraft on sale for peak S24.

Ryanair's Group CEO Michael O'Leary said:

"We are very disappointed at these latest Boeing delivery delays, but we continue to work with Boeing to maximise the number of new B737 aircraft we receive by the end of June, which we can confidently release for sale to customers during the S24 peak. We will now work with Boeing to take delayed aircraft deliveries during Aug and Sept 2024 to help Boeing reduce their delivery backlog.

We regret any inconvenience caused to some customers and our airport partners by these enforced S24 schedule changes, which will reduce our full year traffic growth from 184m in FY24 to between 198m to 200m in FY25. We are working with our airport partners to deliver some growth to them, albeit later in Sept and Oct (rather than Jul and Aug). This traffic growth can only be delivered at lower fares during these shoulder months.

Boeing continues to have Ryanair's wholehearted support as they work through these temporary challenges, and we are confident that their senior management team, led by Dave Calhoun (CEO) and Brian West (CFO), will resolve these production delays and quality control issues in both Wichita and Seattle.

We expect these latest Boeing delivery delays, which regrettably are beyond Ryanair's control, combined with the grounding of up to 20% of our Airbus competitors' A320 fleets in Europe, will lead to more constrained capacity and slightly higher air fares for consumers in Europe in Summer 2024. We therefore urge all Ryanair customers to book early in order to secure the lowest available air fares for Summer 2024."

ENDS

For further information
please contact:                       Ryanair Press Office
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 March, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary